Exhibit 99.8

Life Insurance Company (U.S.A.)
ROTH INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT
(Under section 408A of the Internal Revenue Code)
Check if this endorsement supersedes a prior Roth IRA endorsement.
This endorsement is made a part of the annuity contract to which it is attached, and the following provisions apply in lieu of any provisions in the contract to the contrary.
The annuitant is establishing a Roth individual retirement annuity (Roth IRA) under section 408A to provide for his or her retirement and for the support of his or her beneficiaries after death.
Article I
Except in the case of a rollover contribution described in section 408A(e), a recharacterized contribution described in section 408A(d)(6), or qualified rollover contributions (as defined in Article II below), the issuer will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007; and $5,000 for 2008 and thereafter. For annuitants who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004; $4,500 for 2005; $5,000 for 2006 and 2007; and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be adjusted by the Secretary of the Treasury to reflect a cost-of-living adjustment, if any, under section 219(b)(5)(D)(d)(6). Such adjustments will be in multiples of $500.
If the annuitant was a participant in a § 401(k) plan of a certain employer in bankruptcy described in Code § 219(b)(5)(C), then the contribution limit is increased to $7,000 for tax years 2006 and 2007; and $8,000 for 2008 and 2009 only. An annuitant who makes such contributions may not also make contributions under any other section of the Code.
Notwithstanding the preceding limits on contributions, however, an annuitant may make additional contributions specifically authorized by statute, such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation.
Article II
1. The maximum regular contribution that can be made to all of an annuitant’s Roth IRAs for a taxable year is the smaller amount determined under (i) or (ii) below.
(i) The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income in accordance with the following table:

Full
Filing Status	Contribution	Phase-out Range	No Contribution
Modified AGI
Single or Head of Household	$95,000 or less	Between $105,000 and $120,000	$120,000 or more
Joint Return or Qualifying Widow(er)	$150,000 or less	Between $167,000 and $177,000	$177,000 or more
Married-Separate Return	$0	Between $0 and $10,000	$10,000 or more
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An annuitant’s modified adjusted gross income (“modified AGI”) for a taxable year is defined in Code § 408A(c)(3) and does not include any amount included in adjusted gross income as a result of a qualified rollover contribution. If the annuitant’s modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200. For tax years after 2010, the above limits will be adjusted by the Secretary of the Treasury to reflect a cost-of-living adjustment, if any, under Code § 408A(c)(3). Such adjustments will be in multiples of $1,000.
(ii) If the annuitant makes regular contributions to both Roth and non Roth IRAs for a taxable year, the maximum regular contribution that can be made to all of an annuitant’s Roth IRAs for that taxable year is reduced by the regular contributions made to the annuitant’s non Roth IRAs for the taxable year.
2. In the case of a joint return, the AGI limits in the table above apply to the combined AGI of the annuitant and his or her spouse.
3. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to § 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the annuitant first participated in that employer’s SIMPLE IRA plan.
4. If this is an inherited IRA within the meaning of § 408(d)(3)(C), no contributions will be accepted.
5. A regular contribution to a non Roth IRA may be recharacterized pursuant to the rules in § 1.408A-5 of the regulations as a regular contribution to this IRA, subject to the limits in section 1. of this Article.
6. A “qualified rollover contribution” is a rollover contribution of a distribution from an eligible retirement plan described in § 402(c)(8)(B). If the distribution is from an IRA, the rollover must meet the requirements of Code § 408(d)(3), except the one-rollover-per year rule of § 408(d)(3)(B) does not apply if the distribution is from a non Roth IRA. If the distribution is from an eligible retirement plan other than an IRA, the rollover must meet the requirements of Code § 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16), as applicable. A qualified rollover contribution also includes (i) and (ii) below.
(i) All or part of a military death gratuity or Service members’ group life insurance (“SGLI”) payment may be contributed if the contribution is made within 1 year of receiving the gratuity or payment. Such contributions are disregarded for purposes of the one-rollover-per-year rule under § 408(d)(3)(B).
(ii) All or part of an airline payment (as defined in § 125 of the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”), Pub. L. 110-458) received by certain airline employees may be contributed if the contribution is made within 180 days of receiving the payment.
Article III
The annuitant’s interest in the contract is nonforfeitable and nontransferable.
Article IV
1. The contract does not require fixed contributions.
2. Any dividends (refund of contributions other than those attributable to excess contributions) arising under the contract will be applied (before the close of the calendar year following the year of the dividend) as contributions toward the contract.
Article V
1. Notwithstanding any provision of this IRA to the contrary, the distribution of the annuitant’s interest in the
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account shall be made in accordance with the requirements of Code § 408(a)(6), as modified by § 408A(c)(5), and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are made from an annuity contract purchased from an insurance company, distributions thereunder must satisfy the requirements of § 1.401(a)(9)-6 of the Income Tax Regulations (taking into account Code § 408A(c)(5)), rather than the distribution rules in paragraphs 2., 3., and 4., below.
2. Upon the death of the annuitant, his or her entire interest will be distributed at least as rapidly as follows:
(i) If the designated beneficiary is someone other than the annuitant’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the annuitant’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the annuitant’s death, or, if elected, in accordance with paragraph 2. (iii) below. If this is an inherited IRA within the meaning of Code § 408(d)(3)(C) established for the benefit of a nonspouse designated beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased annuitant under § 402(c)(11), then, notwithstanding any election made by the deceased annuitant pursuant to the preceding sentence, the nonspouse designated beneficiary may elect to have distributions made under this paragraph 2. (i) if the transfer is made no later than the end of the year following the year of death.
(ii) If the annuitant’s sole designated beneficiary is the annuitant’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the annuitant’s death (or by the end of the calendar year in which the annuitant would have attained age 70 1/2, if later), over such spouse’s life expectancy, or, if elected, in accordance with paragraph 2. (iii) below. If the surviving spouse dies before distributions are required to begin, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph 2. (iii) below. If the surviving spouse dies after distributions are required to begin, any remaining interest will be distributed over the spouse’s remaining life expectancy determined using the spouse’s age as of his or her birthday in the year of the spouse’s death. If the annuitant’s surviving spouse is the designated beneficiary, such spouse, at his or her option, will then be treated as the annuitant
(iii) If there is no designated beneficiary, or if applicable by operation of paragraph 2. (i) or (ii) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the annuitant’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph 2. (ii) above).
(iv) The amount to be distributed each year under paragraph 2. (i) or (ii) is the quotient obtained by dividing the value of the IRA as of the end of the preceding year by the remaining life expectancy specified in such paragraph. Life expectancy is determined using the Single Life Table in Q&A-1 of § 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(i) or (ii) and reduced by 1 for each subsequent year.
3. The “value” of the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of § 1.408-8 of the Income Tax Regulations.
4. If the sole designated beneficiary is the annuitant’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.
5. The required minimum distributions payable to a designated beneficiary from this IRA may be withdrawn from another IRA the beneficiary holds from the same decedent in accordance with Q&A-9 of § 1.408-8 of the Income Tax Regulations.
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Article VI
1. The annuitant agrees to provide the issuer with all information necessary to prepare any reports required by sections 408(i) and 408A(d)(3)(E), Regulations sections 1.408-5 and 1.408-6, or other guidance published by the Internal Revenue Service (IRS).
2. The issuer agrees to submit to the IRS and annuitant the reports prescribed by the IRS.
3. The issuer shall furnish annual calendar year reports concerning the status of the annuity and such information concerning requirement minimum distributions as is prescribed by the Commissioner of the Internal Revenue Service.
Article VII
Notwithstanding any other articles which may be added or incorporated, the provisions of Article I through VI and this sentence will be controlling. Any additional articles inconsistent with section 408A, the related regulations, or other published guidance will be invalid.
Article VIII
This endorsement will be amended as necessary to comply with the provisions of the Code, the related regulations, and other published guidance. Only the President, a Vice President, the Secretary, or an Assistant Secretary of the Company has authority to amend, waive or modify any of the provisions of this endorsement of the contract which is attached.
Article IX
1. If this Endorsement is issued as part of an individual annuity contract, (i) the term “annuitant” as used in this Endorsement shall have the same meaning as the term “Owner” as used in the individual annuity contract and (ii) the term “contract” as used in this Endorsement shall have the same meaning as the term “Contract” as used in the individual annuity contract. If this Endorsement is issued in connection with a group annuity contract, the term “contract” as used in this Endorsement shall refer to the Certificate and the term “annuitant” shall refer to the owner of the Certificate. If this is an inherited IRA within the meaning of Code § 408(d)(3)(C) maintained for the benefit of a designated beneficiary of a deceased annuitant, references in this document to the “annuitant” are to the deceased annuitant.
2. The General Instructions and Specific Instructions set forth below are intended to provide an explanation of certain aspects of the endorsement. They do not add, modify, or negate any provisions of this endorsement or the annuity contract to which this endorsement is attached.
Signed for the Company at Boston, Massachusetts.
/s/ Emanuel Alves
Secretary
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General Instructions	Definitions
Section references are to the Internal Revenue Code unless otherwise noted.

This Form is a model annuity endorsement that meets the requirements of section 408A and has been pre-approved by the IRS. A Roth individual retirement annuity (Roth IRA) is established after the contract, which includes this endorsement, is fully executed by both the individual (annuitant) and the issuer. The contract must be for the exclusive benefit of the annuitant and his or her beneficiaries.

Do not file this Form with the IRS. Instead, keep it with your records.

Unlike contributions to traditional individual retirement arrangements, contributions to a Roth IRA are not deductible from the annuitant’s gross income; and distributions after 5 years that are made when the annuitant is 59 1/2 years of age or older or on account of death, disability, or the purchase of a home by a first-time homebuyer (limited to $10,000), are not includible in gross income. For more information on Roth IRAs, including the required disclosures the issuer must give the annuitant, see Pub. 590, Individual Retirement Arrangements (IRAs).
Issuer. The issuer is the insurance company providing the annuity contract. The insurance company may use other terms besides “issuer” to refer to itself, such as, “company,” “insurer,” or “us.”

Annuitant. The annuitant is the person who establishes the annuity contract. The insurance company may use other terms besides “annuitant” to refer to the person who establishes the annuity contract, such as, “owner,” “applicant,” “insured,” or you.”

Specific Instructions

Article I. The annuitant may be subject to a 6% tax on excess contributions if (1) contributions to other individual retirement arrangements of the annuitant that have been made for the same tax year, (2) the annuitant’s adjusted gross income exceeds the applicable limits in Article II for the tax year, or (3) the annuitant’s and spouse’s compensation is less than the amount contributed by or on behalf of them for the tax year.

The annuitant should see the disclosure statement or Pub. 590 for more information.	Article V. This article describes how distributions will be made from the Roth IRA after the annuitant’s death. Elections made pursuant to this article should be reviewed periodically to ensure they correspond to the annuitant’s intent. Under paragraph 4 of Article V, the annuitant’s spouse, if s/he so elects, is treated as the owner of the Roth IRA upon the death of the annuitant, rather than as the beneficiary. If the spouse is to be treated as the beneficiary, and not the owner, an overriding provision should be added to Article IX.

Article IX. Article IX and any that follow it may incorporate additional provisions that are agreed to by the annuitant and issuer to complete the contract. They may include, for example, definitions, investment powers, voting rights, exculpatory provisions, amendment and termination, removal of the issuer, issuer’s fees, state law requirements, beginning date of distributions, accepting only cash, treatment of excess contributions, prohibited transactions with the annuitant, etc. Attach additional pages if necessary.
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